# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Americold Realty Trust, Inc., CIK 0001455863
CUSIP: 03064D108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Glenlake Parkway, Suite 600, South Tower, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,051,165; shared voting power 0; sole dispositive power 8,051,165; shared dispositive power 0; aggregate amount beneficially owned 8,051,165 (2.8% of the class)
  Comment: Item 11 is calculated based on a total of 285,480,551 shares of common stock of Americold Realty Trust, Inc (the "Issuer") outstanding as of August 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Issuer
Name of issuer: Americold Realty Trust, Inc.
Address of issuer's principal executive offices: 10 Glenlake Parkway, Suite 600, South Tower, Atlanta, GA, 30328

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
The principal business address of the Reporting Person is as follows:
One Queen Street East
Suite 2500
Toronto, Ontario
M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Pension investment manager subject to the Canada Pension Plan Investment Board Act.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to a pension investment manager subject to the Canada Pension Plan Investment Board Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (08/14/2026)
Comment: See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by Canada Pension Plan Investment Board in respect of the issuer with the Securities and Exchange Commission on May 15, 2026).